October 5, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lamarun Resources, Inc.
Registration Statement on Form S-1
Filed with the Securities and Exchange Commission on August 16, 2010
(Registration No. 333-164914)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), Lamarun Resources, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1, as amended (File No. 333-164914), together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter. The Company has determined not to proceed with the registration and sale of its common stock at this time and to refocus on other aspects of its business. No shares of the Company’s common stock have been sold pursuant to the Registration Statement. The Company may undertake a subsequent private offering of securities in reliance on Rule 155(c) of the Securities Act.

Accordingly, the Company respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any comments please contact me at (905) 921-5923.

Very truly yours,

LAMARUN RESOURCES, INC.

By:	/s/ Harvinder Klare
Harvinder Klare
President, Chief Executive Officer and Director